ISSUERPIXEL, INC.

Audited Financial Statements For The Interim Period Ended March 31, 2021
and the Year Ended December 31, 2020



Jason M. Tyra CPA PLLC

Independent Auditor's Report

To Management and the Board of Directors
Issuer Pixel, Inc.
Las Vegas, NV

We have audited the accompanying financial statements of Issuer Pixel, Inc. (a Delaware corporation), which comprise the balance sheets as of March 31, 2021 and December 31, 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Issuer Pixel, Inc. as of March 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 10, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ISSUERPIXEL, INC.
BALANCE SHEET
MARCH 31, 2021 AND DECEMBER 31, 2020
_____

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash	$	888	$	377
Prepaid Expense		-		4,250
TOTAL CURRENT ASSETS		888		4,627
NON-CURRENT ASSETS				
Patent Costs		6,873		6,873
TOTAL NON-CURRENT ASSETS		6,873		6,873
TOTAL ASSETS		7,761		11,500
LIABILITIES AND SHAREHOLDERS' EQUITY				
SHAREHOLDERS' EQUITY				
Common Stock- Class A (25,000,000 shares authorized; 12,310,621 issued; $.001 par value)		12,310		12,120
Common Stock- Class B (25,000,000 shares authorized; 203,000 issued; $.001 par value)		203		50
Additional Paid in Capital		66,426		38,970
Retained Earnings (Deficit)		(71,178)		(39,641)
TOTAL SHAREHOLDERS' EQUITY		7,761		11,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	7,761	$	11,500

See Independent Accountant's Report and accompanying notes, which are an integral part of these financial statements.

ISSUERPIXEL, INC.
INCOME STATEMENT
FOR THE INTERIM PERIOD ENDED MARCH 31, 2021 AND THE YEAR ENDED DECEMBER 31, 2020

	2021	2020
Operating Expense		
General & Administrative	$ 24,923	$ 39,141
Compensation	1,530	500
Advertising	5,084	-
	31,537	39,641
Net Loss from Operations	(31,537)	(39,641)
Net Loss	$ (31,537)	$ (39,641)
Weighted average common shares outstanding	12,513,621	12,170,246
Net loss per share	$ (0.003)	$ (0.003)

See Independent Accountant's Report and accompanying notes, which are an integral part of these financial statements.

ISSUERPIXEL, INC.
STATEMENT OF CASH FLOWS
FOR THE INTERIM PERIOD ENDED MARCH 31, 2021 AND THE YEAR ENDED DECEMBER 31, 2020
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (31,537)	$ (39,641)
Change in Prepaid Expense	4,250	(4,250)
Issuance of Stock as Equity Based Compensation	27,799	39,140
Net Cash Flows From Operating Activities	512	(4,751)
Cash Flows From Investing Activities		
Capitalization of Patent Costs	-	(6,873)
Net Cash Flows From Investing Activities	-	(6,873)
Cash Flows From Financing Activities		
Issuance of Common Stock- Class A	-	12,000
Net Cash Flows From Investing Activities	-	12,000
Cash at Beginning of Period	377	-
Net Increase (Decrease) In Cash	512	377
Cash at End of Period	$ 888	$ 377

ISSUERPIXEL, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE INTERIM PERIOD ENDED MARCH 31, 2021 AND THE YEAR ENDED DECEMBER 31, 2020

	Common Stock- Class A Number	Common Stock- Class A Amount	Common Stock- Class B Number	Common Stock- Class B Amount	Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
Balance at Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Stock	12,000,000	12,000					12,000
Issuance of Stock- Equity Based Compensation	120,246	120	50,000	50	38,970		39,140
Net Income						(39,641)	(39,641)
Balance at December 31, 2020	12,120,246	$ 12,120	50,000	$ 50	$ 38,970	$ (39,641)	$ 11,500
Issuance of Stock- Equity Based Compensation	190,375	190	153,000	153	27,456		27,799
Net Income						(31,537)	(31,537)
Balance at March 31, 2021	12,310,621	$ 12,310	203,000	$ 203	$ 66,426	$ (71,178)	$ 7,761

See Independent Accountant's Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Issuerpixel, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is developing the world's first hierarchically indexed and cross-indexed audio and video database that is searchable by industry, sector, group, product, service, and company.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating losses during the year ended December 31, 2020 and the interim period ended March 31, 2021.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a public offering under SEC Regulation CF. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 10, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no fully developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. There are no significant estimates inherent in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company intends to earn revenue from subscription fees, advertising fees, and information sharing fees, etc. collected from users of its proprietary media search platform. As of March 31, 2021, the Company had not collected any revenue from customers.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

As of March 31, 2021, the Company's sole fixed asset was a provisional patent covering its proprietary technology. The asset is expected to be amortized over the asset's legal life once secured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and is subject to franchise and income tax filing requirements in the State of Delaware.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of March 31, 2021 and December 31, 2020, the Company had net deferred tax assets before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	2021	2020
Deferred tax assets:		
Net operating loss carryforwards	$ 71,178	$ 39,641
Valuation allowance	(71,178)	(39,641)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended March 31, 2021 and the year ended December 31, 2020, and no history of generating taxable income. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Under current law, net operating losses may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- EQUITY

The Company has authorized three classes of equity.

Common Stock- Class A: Class A Common shareholders have the right to vote on certain items of Company business at the rate of twenty votes per share of stock. The Company may issue up to 25,000,000 shares of Class A Common Stock.

Common Stock- Class B: Class B Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. The Company may issue up to 25,000,000 shares of Class B Common Stock.

Both classes of stock share equal rights in the event of liquidation, consolidation, etc.

The Company has also authorized issuance of up to 2,500,000 shares of Preferred Stock with a par value of $.001 per share. Preferred Shareholders do not have the right to vote on items of Company business. As of March 31, 2021, no shares of Preferred Stock had been issued.

NOTE E- SHARE BASED COMPENSATION

In 2020 and 2021, the Company issued restricted shares of Class A and Class B common stock to founders, key employees, and outside vendors. The shares vest over periods of time ranging from immediately to eighteen months. The Company determined based on management's experience that shares had an estimated fair value as of the grant dates of $.01. During the quarter ended March 31, 2021 and the year ended December 31, 2020, the Company recognized $1,530 and $500, respectively, in compensation expense associated with the issuance of restricted shares. As of March 31, 2021, 423,700 shares remained to be issued under compensation agreements with various employees and vendors.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 10, 2021, the date that the financial statements were available to be issued.